UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                            ORA ELECTRONICS, INC.
                            ---------------------
                               (Name of Issuer)

                        COMMON STOCK, PAR VALUE $.001
                        ------------------------------
                        (Title of Class of Securities)

                                 671009 10 8
                                --------------
                                (CUSIP Number)

                               JEFFREY HERRMANN
                             Telular Corporation
                          647 North Lakeview Parkway
                         Vernon Hills, Illinois 60061
                                (847) 247-9400
                                --------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               February 1, 2002
                               ----------------
           (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following pages)

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  CUSIP No 671009 10 8                                            Page 2 of 5
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 1   NAME OF REPORTING PERSON                             Telular Corporation

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON            36-3885440
 ----------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [   ]

                                                          (b) [ x ]
 ----------------------------------------------------------------------------
 3   SEC USE ONLY

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 4   SOURCE OF FUNDS                                      OO

 ----------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                         [   ]

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 6   CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware

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 Number of          7      SOLE VOTING POWER              8,127,500
 Shares            ----------------------------------------------------------
                    8      SHARED VOTING POWER            -0-
 Beneficially      ----------------------------------------------------------
 Owned by           9      SOLE DISPOSITIVE POWER         8,127,500
                   ----------------------------------------------------------
 Each Reporting    10      SHARED DISPOSITIVE POWER       -0-
 Person With
 ----------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,127,500

 ----------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          [   ]

 ----------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      22.7 %

 ----------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON                            CO

 ----------------------------------------------------------------------------

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  CUSIP No 671009 10 8                                            Page 3 of 5
  --------------------                                            -----------


 Item 1.    Security and Issuer.

           This Statement relates to the common  stock, par value $.001  (the
 "ORA Common Stock") of ORA Electronics, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is at 9410 Owensmouth Avenue, Chatsworth, California 91311.


 Item 2.  Identity and Background.

           This Statement is filed by Telular Corporation ("Telular"), 647 North Lakeview Parkway, Vernon Hills, Illinois 60061. The principal business of Telular, which is a Delaware corporation, is to engage in the development and manufacture of telephone and telegraph apparatus.

           Telular has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


 Item 3.  Source and Amount of Funds or Other Consideration.

           On March 2, 1998, Telular reached settlement in a patent infringement case with the Issuer. Pursuant to a Settlement Agreement and Mutual General Release (the "Settlement Agreement") dated March 2, 1998, the Issuer agreed to pay Telular $500,000 in cash, a $1,000,000 promissory note payable February 1, 2000, and 300,000 shares of ORA Common Stock. Telular had the right to receive additional shares of ORA Common Stock on February 1, 2000, if necessary, to ensure that the total shares of such ORA Common Stock received by Telular had a market value of $1,500,000 as of such date.

           The Issuer made the final cash payment to Telular in full satisfaction of the $1,000,000 promissory note on February 18, 2000. With respect to Telular's right to receive additional shares of ORA Common Stock, the Issuer and Telular reached agreement on February 18, 2000 to extend the implementation of that provision until February 1, 2002.

           Because the shares of ORA Common Stock beneficially owned by Telular had a fair market value of less than $1,500,000 on February 1, 2002, the Issuer is obligated to transfer an additional 12,200,000 shares of ORA Common Stock to ensure that the total shares of ORA Common Stock received by Telular, in accordance with terms of the Settlement Agreement, have a fair market value of $1,500,000 on February 1, 2002. Of these shares, Telular's attorneys are entitled to receive 35%, or 4,270,000 shares, leaving Telular with a total of 7,930,000 shares of ORA Common Stock.

           On February 7, 2002, Telular made a demand on the Issuer for the ORA Common Stock. The Issuer has not yet delivered the shares.

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  --------------------                                            -----------
  CUSIP No 671009 10 8                                            Page 4 of 5
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 Item 4.  Purpose of Transaction.

           The purpose of the transaction is to implement an agreement designed to ensure that the shares of ORA Common Stock received by Telular from the Issuer pursuant to the Settlement Agreement have a fair market value of $1,500,000 on February 1, 2002.

           Telular does not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer,
 (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
 Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.


 Item 5.  Interest in Securities of the Issuer.

           As of the filing date of this Statement, Telular beneficially owns 8,127,500 shares of ORA Common Stock (including 7,930,000 shares for which Telular has made demand under the Settlement Agreement but that have not been issued to it), which represents approximately 22.7% of ORA Common Stock outstanding based upon 23,568,152 shares of ORA Common Stock outstanding as of November 13, 2001, plus 12,200,000 additional shares to be issued to Telular and its attorney.

           Telular has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, all of the shares identified herein. Other than Telular, no person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of the ORA Common Stock reported in this Schedule 13D.


 Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

           There  are   no   contracts,  arrangements,   understandings,   or
 relationships between Telular, on the one hand, and any persons, on the other hand, with respect to any securities of the Issuer.


 Item 7.  Material to be Filed as Exhibits.

           None.


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  CUSIP No 671009 10 8                                            Page 5 of 5
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                                 SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Dated:  February 28, 2002

                               TELULAR CORPORATION


                               By: /s/ Jeffrey L. Herrmann
                                  -------------------------------
                                  Name:  Jeffrey L. Herrmann
                                  Title: Executive Vice President,
                                         Chief Operating Officer
                                         & Chief Financial Officer